Exhibit 2.5

Description of Securities

We are a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”). The following is a summary of the material terms of our ordinary shares, nominal value $0.01 per share (the “Ordinary Shares”) and our warrants entitling the holder to purchase one Ordinary Share at an exercise price of $11.50 per share (the “Warrants”), which are the only type and class of securities of the Company that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. Capitalized terms used herein but defined shall have the meaning ascribed to them in the Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on April 29, 2022.

Share Capital

The Company is authorized to issue 687,175,817 Ordinary Shares under its authorized share capital.

As of April 28, 2022, there were 112,824,183 Ordinary Shares outstanding and issued, 4,000,000 Redeemable A Shares issued and held in treasury by the Company and 4,500,000 Redeemable B Shares issued and held in treasury by the Company. There were also 23,375,000 Warrants outstanding, each entitling the holder to purchase one Ordinary Share at an exercise price of $11.50 per share.

The Ordinary Shares and Warrants began trading on the Nasdaq Global Market under the ticker symbol “PROC” and “PROCW”, respectively, on September 30, 2021.

Share Issuances

Pursuant to Luxembourg law, the issuance of Ordinary Shares and Redeemable B Shares requires in principle approval by the extraordinary general meeting of shareholders subject to necessary quorum and majority requirements. The extraordinary general meeting of shareholders of Company held prior to the Closing of the Business Combination approved an authorized capital and authorized the Board of Directors to (i) realize for any reason whatsoever, including any issue in one or several successive tranches of (a) any subscription and/or conversion rights, including warrants (which may be issued separately or attached to Ordinary Shares, bonds, options, notes or similar instruments), convertible bonds, notes or similar instruments as well as (b) new Ordinary Shares and Redeemable B Shares, with or without share premium, against payment in cash or in kind, by conversion of claims on the Company, by way of conversion of available reserves or in any other manner; (ii) determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new Ordinary Shares or Redeemable B Shares; and (iii) remove or limit the preferential subscription right of the shareholders in case of issue against payment in cash of Ordinary Shares, Redeemable B Shares, warrants (which may be separate or attached to Ordinary Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments, up to the maximum amount of such authorized capital for a maximum period of five years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorized capital. The extraordinary general meeting of shareholders of the Company may renew or increase such authorized capital and such authorization to the Board of Directors to issue Ordinary Shares and Redeemable B Shares, each time for a period not exceeding five (5) years.

In addition, upon adopting the amended and restated articles of association of the Company in connection with the Closing of the Business Combination, the Company’s shareholders authorized the Board of Directors to allocate existing shares of the Company without consideration or to issue new shares (“Bonus Shares”) paid-up out of distributable reserves (i) to employees of the Company or to certain classes of such employees; (ii) to employees of companies or economic interest groupings in which the Company holds directly or indirectly at least ten percent (10%) of the share capital or of the voting rights; (iii) to employees of companies or economic interest groupings which hold directly or indirectly at least ten percent (10%) of the share capital or of the voting rights of the Company; (iv) to employees of companies or economic interest groupings in which at least fifty percent (50%) of the share capital or of the voting rights are held, directly or indirectly, by a company holding itself, directly or indirectly, at least fifty percent (50%) of the share capital of the Company; or (v) to members of the corporate bodies of the Company or any of the other companies or economic interest groupings referred to under items (ii) to (iv) above, for a maximum period of five years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorized capital (such period restriction is only applicable in case of an allotment of newly issued shares). The preferential subscription right of existing shareholders is, through their authorization to the Board of Directors, automatically waived in case of issuance of Bonus Shares.

Currently, no further Redeemable B Shares may be issued by the Board of Directors under the authorized capital as the maximum amount of Redeemable B Shares authorized by the extraordinary general meeting of shareholders of the Company held prior to the Closing of the Business Combination has been issued.

The Company recognizes only one (1) holder per ordinary share. In case an ordinary share is owned by several persons, they shall appoint a single representative who shall represent them in respect of the Company. The Company has the right to suspend the exercise of all rights attached to that ordinary share, except for relevant information rights, until such representative has been appointed.

Upon the consummation of the Business Combination, a delegate of the Board of Directors, who was granted powers pursuant to resolutions of the Board of Directors, resolved on the issuance of Ordinary Shares out of the authorized capital to Union shareholders. When delegating such powers to the delegate, the Board of Directors resolved on the applicable procedures and timelines to which such issuance will be subjected. In the event a proposal of the Board of Directors to issue new Ordinary Shares exceeds the limits of the Company’s authorized share capital, the Board of Directors must then convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending the amended and restated articles of association, it being understood that the amended and restated articles of association may be amended by a majority of at least two thirds (2/3) of the votes validly cast at such general meeting at which a quorum of more than half (1/2) of the Company’s share capital is present or represented. If no quorum is reached in a meeting, a second meeting may be convened in accordance with the provisions of Luxembourg law and the amended and restated articles of association of the Company, which may deliberate regardless of the quorum and at which resolutions are adopted at a majority of at least two thirds (2/3) of the votes validly cast. Abstentions and nil votes shall not be taken into account. If the capital call proposed by the Board of Directors consists of an increase in the shareholders’ commitments, the Board of Directors must convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the shareholders.

Preferential Subscription Rights

Under Luxembourg law and in accordance with the amended and restated articles of association of the Company, existing shareholders benefit from a preferential subscription right on the issuance of new Company shares for cash consideration. However, upon adopting the amended and restated articles of association of the Company pursuant to the terms of the Business Combination, the Company’s shareholders authorized the Board of Directors, within the limits of the Company’s authorized share capital and within a period of five years, to remove or limit any preemptive subscription rights of shareholders in case of issue against payment in cash of Ordinary Shares, Redeemable B Shares, warrants (which may be separate or attached to Ordinary Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments and the Company can limit or suppress, subject to the quorum and majority for the amendment of the articles of association. Such shares may be issued above, at, or below market value, and, following a certain procedure, even below the accounting par value, if applicable per share. New Company shares also may be issued by way of incorporation of available reserves, including share premium.

Share Repurchases

The Company cannot subscribe for its own Ordinary Shares. The Company may, however, repurchase issued Ordinary Shares or have another person acting in his, her or its own name, but on behalf of the Company, repurchase issued Ordinary Shares, subject to the following conditions:

(1)	prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:

(a)	the terms and conditions of the proposed repurchase and in particular the maximum number of Ordinary Shares to be repurchased;

(b)	the duration of the period for which the authorization is given, which may not exceed five year; and

(c)	in the case of repurchase for consideration, the minimum and maximum consideration per share;

(2)	redemptions, including shares previously acquired by the Company and held by it in its portfolio and shares acquired by a person acting in his, her or its own name, but on behalf of the Company, may not result in the net assets as shown in the annual accounts falling below the amount of the subscribed capital, increased by the reserves which Luxembourg law or the articles of association do not permit to distribute;

(3)	only fully paid-up Ordinary Shares may be repurchased; and

(4)	the offer to repurchase must be made on the same terms to all shareholders in the same situation except for repurchases which have been unanimously decided by a general meeting at which all shareholders were present or represented; similarly, listed companies may purchase their own Ordinary Shares on the stock exchange without an offer to acquire having to be made to its shareholders.

When the acquisition of the Company’s own Ordinary Shares is necessary to avoid serious and imminent harm to the Company, the prior authorization by a simple majority vote at an ordinary general meeting of shareholders described in paragraph (1) above shall not apply. In such a case, the Board of Directors must inform the shareholders at the following general meeting of the reasons for, and purpose of, the redemption, the number and nominal value, or failing that, such acquired Ordinary Share’s accounting par value, the fraction of the subscribed capital such acquired Ordinary Shares represent, as well as the countervalue of such Ordinary Shares.

The prior authorization by a simple majority vote at an ordinary general meeting of shareholders described in paragraph (1) above shall also not apply in the case of Ordinary Shares acquired either by the Company itself or by a person acting in his, her or its own name, but on behalf of the Company, for distribution to the employees of the Company or to the employees of an affiliate of Company due to a control relationship (i.e., its subsidiaries or controlling shareholder) or in any of the circumstances listed in article 430-16 of the 1915 Law. The distribution of such Ordinary Shares must be made within 12 months of the acquisition of those shares.

The authorization will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the Board of Directors is authorized to redeem all Ordinary Shares under the conditions set forth in article 430-15 of the 1915 Law. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force. The purchase price per Ordinary Share to be determined by the Board of Directors or its delegate shall represent not more than the fair market value of such Ordinary Shares.

Voting rights

Each Ordinary Share, Redeemable A Share and Redeemable B Share entitles the holder thereof to one vote. Neither Luxembourg law nor the Company’s amended and restated articles of association contain any restrictions as to the voting of Ordinary Shares, Redeemable A Shares and Redeemable B Shares by non-Luxembourg residents. The voting rights of the Redeemable A Shares and Redeemable B Shares are currently suspended as they are held in treasury by the Company.

Meetings

Ordinary General Meeting

In accordance with the 1915 Law and the Company’s amended and restated articles of association, there is no quorum requirement at an ordinary general meeting and resolutions are adopted by a simple majority of validly cast votes of the shareholders present or represented for a given duly convened ordinary general meeting. Abstentions and nil votes are not taken into account.

Extraordinary General Meeting

Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital (except if made by the Board of Directors under the authorized capital), (ii) a limitation or exclusion of preemptive rights (except if made by the Board of Directors under the authorized capital), (iii) approval of a statutory merger or de-merger (scission), (iv) the Company’s dissolution and liquidation, (v) any and all amendments to the Company’s amended and restated articles of association and (vi) change of nationality. Pursuant to the 1915 Law and the Company’s amended and restated articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least half (1/2) of the Company’s issued share capital at a first duly convened meeting, unless otherwise mandatorily required by law. If the said quorum is not reached, a second meeting may be convened, for which the 1915 Law and the Company’s amended and restated articles of association do not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting, except otherwise provided by law, by at least a two-thirds (2/3) majority of the votes validly cast at such meeting by shareholders. Abstentions and nil votes are not taken into account.

Annual Shareholders Meetings

The annual general meeting of shareholders must be held in the Grand Duchy of Luxembourg at the registered office of the Company within 6 months of the end of the preceding financial year.

Warrants

Pursuant to the Warrant Amendment, Union assigned to the Company all of Union’s right, title and interest in the Warrant Agreement and the Company assumed, and agreed to pay, perform, satisfy and discharge in full, as the same become due, all of Union’s liabilities and obligations under the Warrant Agreement arising from and after the Merger Effective Time.

Each Warrant is exercisable for one Ordinary Share and only whole warrants are exercisable. The exercise price of the Warrants is $11.50 per share, subject to adjustment as described in the Warrant Agreement. A Warrant may be exercised only during the period commencing on the date of the consummation of the transactions contemplated by the Business Combination Agreement, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the date the Business Combination was completed, (y) the redemption date as provided in Section 6.2 of the Warrant Agreement, or (z) the liquidation of the Company. Redemptions of warrants for cash pursuant to the Warrant Agreement, once the Public Warrants become exercisable, may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before sending the notice of redemption to each warrant holder. If the Public Warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the Warrant Agreement.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable (except as mentioned above) so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable and exercisable by such holders on the same basis as the Public Warrants.

Dividends

From the annual net profits of the Company, at least 5% shall each year be allocated to the Legal Reserve. That allocation to the Legal Reserve will cease to be mandatory as soon and as long as the aggregate amount of the Legal Reserve amounts to 10% of the amount of the share capital of the Company. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders in proportion to the number of ordinary shares they hold in the Company.

The Board of Directors may resolve that the Company pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and the Company’s amended and restated articles of association. The Board of Directors shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and the Company’s amended and restated articles of association. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to the Company’s accounts.

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